Exhibit (a)(1)

July 14, 2014

Dear Stockholder,

On July 10, 2014, CMG Partners, LLC and certain of its affiliates (collectively, “CMG”) commenced an unsolicited offer to purchase up to 8,500,000 shares of common stock of Monogram Residential Trust, Inc. (the “Company”) at a price of $5.00 per share (the “CMG Offer”).

After carefully evaluating the CMG Offer and consulting with our management and outside legal advisor, the Board of Directors of the Company unanimously recommends that you reject the CMG Offer and not tender your shares. As more fully set forth in the enclosed Schedule 14D-9, we believe that the CMG Offer is not in the best interests of our stockholders because, among other reasons, the Board believes that the offer price is significantly less than the current and potential long-term value of the shares. We believe that you should view CMG as an opportunistic purchaser that is attempting to acquire your shares cheaply in order to profit at your expense.

No action regarding the CMG Offer is necessary if you wish to reject the offer and retain your shares. If you have agreed to tender your shares, we recommend that you immediately withdraw and rescind your tender in accordance with the procedures set forth in CMG’s Offer.

Please note that none of our directors or executive officers who own shares intends to tender them in CMG’s Offer.

If you have any questions, please contact our Shareholder Services Group at 866.655.3650.

Sincerely yours,

Daniel J. Rosenberg

Senior Vice President, General

Counsel and Secretary

5800 Granite Parkway Ste. 1000, Plano, Texas 75024

469-250-5500

monogramresidentialtrust.com